UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                 X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                  No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                  No                 X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA has entered today into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S. (together, the “Sellers” or “Dogus”) of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”) amounting to 9.95% of the total issued share capital of Garanti Bank (the “Acquisition” and the “Shares”, respectively), at a total consideration of 7.95 Turkish Liras per share1 (amounting to approximately a total of 3,322 MM Turkish Liras or 859 MM Euros2).

Completion of the Acquisition is conditional, among others, on (i) obtaining the approval of the general assembly of each of the Sellers authorizing the execution of the Acquisition and the transfer of the Shares to BBVA and (ii) obtaining of the applicable regulatory approvals.

Completion of the Acquisition is expected to occur during the first half of 2017.

Upon completion of the Acquisition, the shareholding structure of Garanti Bank will approximately be as follows:

Shareholders’ stakes

BBVA	49.85%

Dogus	0.05%

Rest	50.1%
Total	100%

1 The shares of Garanti Bank are listed in batches of 100 shares. Thus, the prices per share included herein refer to prices per batch of 100 shares each.

2 The exchange rate used in this document is: TL/EUR=3.8657, which is the exchange rate as of February 17th, 2017.

Upon completion of the Acquisition, the amended and restated shareholders agreement dated November 19, 2014 executed by and among Dogus Holding A.S., Dogus Nakliyat ve Ticaret A.S., Dogus Arastlrma Gelistirme ve Musavirlik Hizmetleri A.S. and BBVA will no longer be in force.

The Acquisition is estimated to have a negative impact on the Common Equity Tier 1 (fully loaded) of approximately 19 basis points.3

Madrid, February 21st, 2017

[3]	Impact on the Common Equity Tier (fully loaded) is calculated based on the December 2016 reported ratio.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 21, 2017	By: /s/ Francisco Javier Rodriguez Soler

Name: Francisco Javier Rodriguez Soler

Title: Authorized representative